Grupo Financiero Galicia S.A.
CUIT: 30-70496280-7

Autonomous City of Buenos Aires, October 4, 2024.

To the U.S. Securities Exchange Commission:
Ref.: Notice of Material Event
To whom it may concern,
We are writing to inform that on October 3, 2024, our main subsidiary, Banco de Galicia y Buenos Aires S.A.U. (the “Issuer”) announced that the Issuer priced an offering (the “Offering”) of $325,000,000 in aggregate principal amount of its 7.750% Senior Notes due 2028 (the “Notes”). The Issuer intends to use the proceeds from the Offering (a) for the repayment and/or refinancing of indebtedness; (b) investments in fixed assets; (c) working capital; (d) acquisition of companies or businesses (such as HSBC Argentina, as previously announced); (e) capital contributions to and/or the financing of commercial activities of certain of its related companies; and/or (f) general financing needs related to commercial activities. The offering is expected to close on October 10, 2024.
The Notes will be offered and sold to qualified institutional buyers in the United States pursuant to Rule 144A under the U.S. Securities Act of 1933, as amended (the “Securities Act”) and outside the United States to non-U.S. persons pursuant to Regulation S under the Securities Act. The Notes will not be registered under the Securities Act, and may not be offered or sold in the United States without registration under the Securities Act or pursuant to an applicable exemption from such registration.
This announcement does not constitute an offer to sell, or a solicitation of an offer to buy, any security and does not constitute an offer, solicitation or sale of any security in any jurisdiction in which such offer, solicitation or sale would be unlawful.
Yours faithfully,

________________________________________
A. Enrique Pedemonte
Attorney in fact
Grupo Financiero Galicia S.A.

This constitutes an unofficial English translation of the original Spanish document. The Spanish document shall govern all respects, including interpretation matters.
Tte. Gral. Perón 430, 25° piso (C1038AAJ) Buenos Aires – Argentina Tel. 4343-7528 Fax 4331-9183